UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒               Form 40-F ☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated February 11, 2025 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, February 11, 2025 Comisión Nacional de Valores

RE.: Report of Notice of Complaint in the case:
“ASOCIACIÓN PROTECCIÓN DE CONSUMIDORES DEL MERCADO COMÚN DEL SUR
PROCONSUMER c/TELECOM ARGENTINA S.A. s/ SUMARÍSIMO” -

Docket No. 13068/2023

Dear Sirs,

I am writing to you in my capacity as attorney-in-fact of Telecom Argentina S.A. (“Telecom” or the “Company”), in order to inform you that today the Company was notified of a complaint filed in the abovementioned proceedings before the National First Instance Court in Commercial Matters No. 8, Secretary No. 15.

The action brought by Proconsumer seeks, mainly, that Telecom: 1) cease its alleged breach of the conditions, modalities, and other circumstances under which the services it offers have been offered, advertised, and/or agreed upon, particularly the “recording content” service provided through the Flow platform, in alleged violation of sections 7 and 9 of the Argentine Consumer Defense Law (“LDC”); 2) cease offering consumers services on its digital platform whose information is allegedly not provided in a true, clear, and detailed manner (section 4 of the LDC and sections 1100 and 1107 of the Argentine Civil and Commercial Code); 3) cease charging customers sums of money for the abovementioned services; and 4) reimburse the sums of money to the customers who contracted and paid for the aforementioned Flow services for the period of five years prior to the filing of this complaint and until the effective cessation of the alleged conduct.

The Company, with the assistance of its legal counsel, will defend its interests within the framework of this action.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	February 11, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations